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                                  Exhibit 99.5

                         SUPPLEMENTAL BENEFIT AGREEMENT

         THIS SUPPLEMENTAL BENEFIT AGREEMENT (this "Agreement") is entered into and made effective as of the 15th day of April, 1999, by and between Roger K. Brooks, an individual residing at 300 Walnut Street, #183, Des Moines, Iowa 50309 ("Employee"), and AmerUs Life Holdings, Inc., an Iowa corporation having its principal place of business at 699 Walnut, Des Moines, Iowa 50309 ("Employer").

         WHEREAS, Employer currently employs Employee as Chairman, President and Chief Exeuctive Officer of Employer; and

         WHEREAS, Employer and Employee wish to enter into an agreement concerning a certain aspect of their employment relationship;

         NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

         Section 1. Definitions. Whenever used herein, capitalized words and phrases, unless the context otherwise requires, shall have the meanings ascribed in the text, or as set forth on Exhibit A, which is attached hereto and made a part hereof.

         Section 2. Termination of Employment by Employee for Good Reason.

                  a. If the employment of Employee is terminated by Employee for Good Reason, Employee shall be entitled to the Severance Payment and the Continued Benefits.

                  b. Any offer of Comparable Employment following a Change of Control shall remain open for at least fifteen (15) days after such offer is extended to Employee. If Employee does not accept an offer of Comparable Employment following a Change of Control within fifteen (15) days after it is offered, all rights of Employee under this Agreement shall cease.

                   c. If Employee timely accepts an offer of Comparable Employment following a Change of Control and if within two (2) years following the date such offer of Comparable Employment is accepted either (i) the employment of Employee is terminated by Employer without Cause (as such term is described in Section 4 hereof) or (ii) a Material Event occurs and Employee elects to terminate his or her employment with Employer (which will also be considered a termination of employment by Employee for Good Reason for purposes hereof), then Employee shall be entitled to the Severance Payment and the Continued Benefits.

         Section 3. Termination of Employment by Employer Following Change of Control. If the employment of Employee is terminated by Employer following a Change of Control, and such



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termination is not for Cause as described in Section 4 hereof, Employee shall be entitled to the Severance Payment and the Continued Benefits; provided, however, that if the Employee accepts an offer of Comparable Employment, the provisions of Section 2(c) shall apply rather than this Section 3.

         Section 4. Termination of Employment by Employer for Cause. Employer may terminate the employment of Employee at any time for Cause. Employer shall have "Cause" to terminate Employee's employment for Employee's personal dishonesty, gross negligence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, or willful violation of any law, rule, regulation (other than traffic violations or similar offenses) or final cease-and-desist order. Upon termination for Cause, all rights of Employee under this Agreement shall cease as of the Termination Date.

         Section 5. Notice of Termination. Any termination of the employment of Employee shall be communicated by a Notice of Termination to the other party hereto. If there is any dispute or controversy under this Agreement with respect to Employee's entitlement to the Severance Payment or Continued Benefits, or the amount of same, except in the event of a termination for Cause by Employer, Employer shall continue to pay Employee the full compensation and benefits in effect when the Notice of Termination was given (including without limitation Base Compensation and payments under any bonus and incentive plans in which Employee participates), until the earlier of the date when the dispute is finally resolved or twelve (12) months from the date when the Notice of Termination was given. Amounts paid under the preceding sentence shall be offset against and shall reduce any other amounts due under this Agreement, including any Severance Payment or Continued Benefits and any arbitration award under
Section 11 hereof.

         Section 6. Severance Payment.

                  a. In the event the employment of Employee is terminated by Employee for Good Reason as described in Section 2 hereof or by Employer following a Change of Control as described in Section 3 hereof, Employer shall pay to Employee the following Severance Payment, which shall be paid in a lump sum within thirty-five (35) days following the Termination Date:

                     (i) Any amount of Employee's Base Compensation earned but unpaid through the Termination Date; and

                     (ii) In lieu of any further salary or other payments of any kind to Employee for periods after the Termination Date, an amount equal to:

                          (1) the sum of:

                              (A) Employee's Base Compensation, plus



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                              (B)  the greater of (I) the amount of Employee's
                                   bonuses (whether in cash, stock or otherwise) under Employer's Management Incentive Plan, the AmerUs Group MIP Deferral Plan and any similar or successor plans providing bonuses or deferred compensation during the twelve
                                   (12) months immediately preceding the
                                   Termination Date (including any portion of such bonuses that were deferred by Employee, but not including any Employer match on any such deferred amount); (II) the amount of such bonuses (as described in clause (I)) during the twenty-four (24) months immediately preceding the Termination Date divided by the number two (2); or (III) the amount of the bonuses (as described in clause
                                   (A)) that would have been paid during the twenty-four (24) months immediately preceding the Termination Date if the Plan Target Level (as defined by the Plans) had been achieved divided by the number two (2);

                          (2) multiplied by the number three (3); and

                     (iii) An amount equal to the contributions from the Employer the Employee would have otherwise been entitled to under the Plans if Employee had remained an employee of Employer until and including December 31 of the calendar year in which Employee's employment terminates and Employee had earned the amounts set forth in Section 6.a.(ii) above through said December 31st.

                  b. (i) Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by the Employer to the Employee (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section 6.b.) (a "Payment") is subject to the excise tax imposed by
Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), or any interest or penalties are incurred by the Employee with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then the Employer shall pay to the Employee an additional payment (a "Gross-Up Payment") in an amount such that after payment by the Employee of all taxes (including any interest or penalties imposed with respect to such taxes), including without limitation, any federal, state or local income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Employee retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.



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                     (ii) Subject to the provisions of Section 6.b.(iii), all
determinations required to be made regarding whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination shall be made by the Employer's public accounting firm (the "Accounting Firm") which shall provide detailed supporting calculations both to the Employer and the Employee as soon as possible following a request made by the Employee or the Employer. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change of Control, the Employer shall appoint another nationally recognized public accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Employer. Any Gross-Up Payment shall be paid by the Employer to the Employee within five (5) days of the receipt of the Accounting Firm's determination. If the Accounting Firm determines that no Excise Tax is payable by the Employee, it shall furnish the Employee with a written opinion that failure to report the Excise Tax on the Employee's applicable federal income tax return would not result in the imposition of a negligence or similar penalty. Any determination by the Accounting Firm shall be binding upon the Employer and the Employee. As a result of the uncertainty in the application of
Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Employer should have been made ("Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Employer exhausts its remedies pursuant to Section 6.b.(iii), and the Employee thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Employer to or for the benefit of the Employee.

                     (iii) The Employee shall notify the Employer in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Employer of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten (10) business days after the Employee is informed in writing of such claim and shall apprise the Employer of the nature of such claim and the date on which such claim is requested to be paid. The Employee shall not pay such claim prior to the expiration of the 30-day period following the date on which the Employee gives such notice to the Employer (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Employer notifies the Employee in writing prior to the expiration of such period that it desires to contest such claim, the Employee shall:

                          (1) give the Employer any information reasonably
                              requested by the Employer relating to such claim,

                          (2) take such action in connection with contesting
                              such claim as the Employer shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Employer,



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                          (3) cooperate with the Employer in good faith to
                              effectively contest such claim, and

                          (4) permit the Employer to participate in any
                              proceedings relating to such claim;

provided, however, that the Employer shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Employee harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 6.b.(iii), the Employer shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Employee to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Employee agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Employer shall determine; provided further, that if the Employer directs the Employee to pay such claim and sue for a refund, the Employer shall advance the amount of such payment to the Employee on an interest-free basis and shall indemnify and hold the Employee harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and provided further, that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Employee with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Employer's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Employer shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

                          (iv) If, after the receipt by the Employee of an
amount advanced by the Employer pursuant to Section 6.b.(iii), the Employee becomes entitled to receive, and receives, any refund with respect to such claim, the Employee shall (subject to the Employer's complying with the requirements of Section 6.b.(iii)) promptly pay to the Employer the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Employee of any amount advanced by the Employer pursuant to Section 6.b.(iii), a determination is made that the Employee shall not be entitled to any refund with respect to such claim and the Employer does not notify the Employee in writing of its intent to contest such denial of refund prior to the expiration of thirty (30) days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.



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         Section 7. Continued Benefits. In the event the employment of Employee is terminated by Employee for Good Reason as described in Section 2 hereof or by Employer following a Change of Control as described in Section 3 hereof, Employer shall continue to provide to Employee the Continued Benefits described in this Section 7. Employer shall maintain in full force and effect, for the benefit of Employee for 3 years after the Termination Date, all employee welfare benefit plans and programs or arrangements in which Employee was entitled to participate immediately prior to the Termination Date (the "Continued Benefits"); provided, however, that Employee's continued participation is possible under the general terms and provisions of such plans, programs and arrangements. In the event that Employee's continued participation in any such plan, program or arrangement is not possible, Employer shall arrange to provide Employee with substantially equivalent benefits. At the end of the period of coverage, Employee shall have the option to have assigned to Employee at no cost and with no apportionment of prepaid premiums any assignable insurance policy owned by Employer and relating specifically to Employee. Notwithstanding the foregoing, Employee's period of continued coverage under any such plan, program or arrangement (or any Employer-arranged provision of such benefits) shall terminate as of the date Employee becomes eligible to participate in a similar plan, program or arrangement of another employer. Employee shall be deemed to be "eligible to participate" for this purpose even if Employee is required to pay an employee premium and even if the new plan, program or arrangement imposes preexisting condition limitations or restrictions. In addition, Employee shall be fully vested in all of his or her account in the AllHAmerUs Savings & Retirement Plan and the AllHAmerUs Supplemental Executive Retirement Plan.

         Section 8. No Mitigation. Employee shall not be required to mitigate the amount of any Severance Payment or Continued Benefits by seeking other employment or otherwise, nor shall the amount of any Severance Payment or Continued Benefits (other than the earlier termination of certain employee benefits as described in Section 7 hereof) be reduced by any compensation earned by Employee as a result of employment by another employer after termination of this Agreement or otherwise. Employer's obligation to pay Employee the compensation and make the arrangements provided herein shall be absolute and unconditional and, following any Change of Control, shall not be affected by any circumstances, including without limitation any set-off (except as provided in Sections 5 and 9.b. hereof), counterclaim, recoupment, defense or other rights which Employer may have. Except as otherwise provided herein, all amounts payable by Employer shall be paid without notice or demand.

         Section 9. Indemnification.

                  a. In addition to the costs and expenses to be borne by Employer pursuant to the provisions of Section 6.b. herein, Employer shall pay, and indemnify Employee against, all costs and expenses, including without limitation the fees and expenses of attorneys, arbitrators, experts and witnesses, incurred by or on behalf of Employee in connection with any arbitration or legal claim or proceeding arising from this Agreement or the interpretation thereof, to the extent that Employee is successful, on the merits or otherwise, in any such claim or proceeding. If Employee is not wholly successful in such claim or proceeding but is successful, on the merits or otherwise, as to one or



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more but less than all claims, issues or matters in such claim or proceeding, then Employer shall indemnify Employee against all such costs and expenses incurred by Employee or on Employee's behalf in connection with each successfully resolved claim, issue or matter.

                  b. Employer shall advance all such costs and expenses incurred by or on behalf of Employee in connection with any such claim or proceeding referred to in Section 9.a. hereof within twenty (20) days after receipt by Employer of a statement or statements from Employee requesting such advance or advances, whether prior to or after final disposition of such claim or proceeding. Such statement or statements shall reasonably evidence the costs and expenses incurred by Employee and shall be preceded or accompanied by an undertaking by or on behalf of Employee to repay any costs and expenses advanced if it shall ultimately be determined that Employee is not entitled to be indemnified against such costs and expenses and, furthermore, if Employee fails to repay any costs and expenses that are advanced, then such amounts shall be offset against and shall reduce any other amounts due to Employee under this Agreement.

         Section 10. Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, registered first-class mail, telecopier or commercial courier guaranteeing next day delivery to the respective addresses provided for Employer and Employee in the introductory paragraph of this Agreement. Notices to Employer shall be addressed to the attention of the Chairman of the Human Resources Committee for the Board of Directors and the Senior Vice President, Chief Administration and Human Resources Officer of Employer. All such notices and communications shall be deemed to have been duly given; at the time delivered by hand, if personally delivered; five (5) business days after being deposited in the mail, postage prepaid, if mailed; when receipt is acknowledged, if telecopied; and the next business day after timely delivery to the courier, if sent by commercial courier guaranteeing next day delivery.

         Section 11. Arbitration. Employer and Employee agree that any disputes arising out of or relating to this Agreement shall be arbitrated in accordance with the rules of the American Arbitration Association and the Federal Arbitration Act. Such arbitration shall be held in Des Moines, Iowa. No party shall initiate arbitration unless, at least thirty (30) days prior thereto, such party has given the other party written notice of the intent to initiate arbitration and a detailed description of the basis of the dispute. A single arbitrator (or, in any matter in which the amount in controversy exceeds $500,000, a panel of three (3) arbitrators) shall interpret this Agreement in accordance with Iowa laws and shall conduct proceedings in accordance with the Federal Rules of Civil Procedure. Punitive damages, if any, awarded by the arbitrator(s) shall not exceed two (2) times compensatory damages awarded. Any award of the arbitrator(s) shall be deemed final, and judgment upon such award may be entered and enforced in any Iowa District Court and transferred to any other jurisdiction.

         Section 12. Tax Withholding. Employer shall have the right to withhold from any transfer or payment made to Employee or to any other Person hereunder, whether such payment is to be made in cash or other property, all applicable federal, state, city or other taxes or foreign taxes as shall be required in the determination of Employer pursuant to any statute or governmental regulation or ruling.



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         Section 13. Interest. Employer shall pay Employee interest at a rate of ten percent (10%) per annum on any benefits payable to Employee hereunder not paid by the date provided for herein from such date until the date of payment.

         Section 14. General Creditor. Nothing contained in this Agreement and no action taken pursuant to the provisions of this Agreement shall create or be construed to create a trust of any kind or a fiduciary relationship between Employer and Employee or any other Person, nor shall any money or property of Employer be segregated for the benefit of Employee to satisfy the obligations of Employer hereunder. To the extent that Employee acquires a right to receive payments hereunder, such rights shall be no greater than the right of any general unsecured creditor of Employer. Except as expressly provided herein, each payment shall be made in cash from the general assets of Employer.

         Section 15. No Waiver. The failure of either party to require the performance of any term or condition of this Agreement, or the waiver by either party of any breach of this Agreement, shall not prevent a subsequent enforcement of any term or condition nor be deemed to be a waiver of any subsequent breach by either party.

         Section 16. Binding Effect. This Agreement shall be binding on and inure to the benefit of the successors and assigns of Employer. This Agreement shall inure to the benefit of and be enforceable by Employee's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

         Section 17. No Assignment. The right of Employee or any other Person to the payment of amounts or other benefits under this Agreement shall not be assigned, alienated, hypothecated, placed in trust, disposed of, transferred, pledged or encumbered (except as provided in Section 16 herein) and, to the extent permitted by law, no such amount or payment shall in any way be subject to any legal process to subject the same to the payments of any claim against Employee or any other Person.

         Section 18. Paragraphs and Other Headings. The paragraph headings contained in this Agreement are for reference purposes only and shall not affect the interpretation of this Agreement.

         Section 19. Governing Law. This Agreement and all transactions contemplated by this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Iowa, without regard to principles of conflicts of laws.

         Section 20. Severability. If any one or more of the provisions contained in this Agreement shall for any reason be held invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, which shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any provision of this Agreement is capable of two constructions, one



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of which would render the provision void and the other of which would render the provision valid, then the provision shall have the meaning that renders it valid.

         Section 21. At-Will Employment. Nothing in this Agreement shall alter the "at-will" nature of Employee's employment with Employer, it being understood that the "at-will" nature of Employee's employment with Employer shall in no way alter the benefits to which Employee is otherwise entitled under this Agreement.

         Section 22. Survivability. The obligations of Employer and Employee under this Agreement shall survive the termination of this Agreement.

         Section 23. Employer After A Change of Control. Following a Change of Control and the acceptance by Employee of an offer of Comparable Employment, the term "Employer" shall be deemed to mean the actual employer of Employee (which may be Employer, an affiliate thereof or some other Person involved in the Change of Control).

         Section 24. Entire Agreement. This Agreement sets forth the entire understanding of the parties and supersedes all other representations, agreements and understandings, oral or otherwise, between or among the parties with respect to the matters contained herein.

         IN WITNESS WHEREOF, the parties have set their respective signatures as of the day and year first above written.

Roger K. Brooks                            AmerUs Life Holdings, Inc.


By: /s/ Roger K. Brooks                    By: /s/ John W. Norris, Jr.
   -----------------------------              ----------------------------------
Printed Name: Roger K. Brooks              Its:  Chairman of the Human Resources
                                           Committee for the Board of Directors



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                                    EXHIBIT A

                                   DEFINITIONS


         "Affiliate" shall mean with respect to any Person, any Person which, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such entity; provided, however, that any Person which owns directly or indirectly ten percent (10%) or more of the securities having ordinary voting power for the election of directors or any other governing body of a corporation or ten percent (10%) or more of the partnership or other ownership interests of any other Person (other than as a limited partner of such Person) will be deemed to control such Person.

         "AMHC" shall mean American Mutual Holding Company.

         "Base Compensation" shall mean the greater of (i) the semi-monthly salary paid to Employee by Employer which was in effect immediately prior to the Termination Date or (ii) the semi-monthly salary paid to Employee by Employer which was in effect prior to any reduction thereof made without the written consent of Employee, in either case multiplied by twenty-four (24).

         "Change of Control" shall mean any Transaction or series of Transactions involving Employer or any Affiliate of Employer which results in either (i) AMHC not directly or indirectly owning or controlling shares of stock of the Employer sufficient to cast a majority of the votes necessary to elect members of the Board of Directors of the Employer ("?Voting Control"); (ii) the individuals who, prior to such Transaction, constituted the board of directors of AMHC ceasing to constitute at least a majority thereof, unless the election, or the nomination for election of each director of AMHC for a period of two (2) years following the consummation of such Transaction was approved by a vote of at least two-thirds of the directors of AMHC then still in office who were directors of AMHC prior to such Transaction; (iii) the individuals who, prior to such Transaction, constituted the board of directors of Employer ceasing to constitute at least a majority thereof, unless the election, or the nomination for election of each director of the Employer for a period of two (2) years following the consummation of such Transaction was approved by a vote of at least two-thirds of the directors of Employer then still in office who were directors of Employer prior to such Transaction; or (iv) the acquisition by any Person other than AMHC or its subsidiaries of the beneficial ownership, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of more than twenty-five percent (25%) of the shares of stock of the Employer which are entitled to elect the board of directors of the Employer at any time that AMHC does not have beneficial ownership of the Voting Control of the Employer; provided, however, that in the case of (i), (ii) and (iii), a Transaction which is a Demutualization shall not constitute a Change of Control if the directors elected or nominated for election to either AMHC's or Employer's respective board of directors by AMHC's or Employer's respective stockholders following the Demutualization were the directors of AMHC or Employer respectively prior to such Demutualization, or if the election, or the nomination for election, by AMHC's or Employer's respective stockholders, of each director of



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AMHC or Employer respectively for a period of two (2) years following the consummation of such Demutualization was approved by a vote of at least two-thirds of the directors of AMHC or Employer then still in office who were the respective directors of AMHC or the Employer prior to such Demutualization.

         "Comparable Employment" shall mean employment with Employer, an Affiliate thereof or a third party involved in any Change of Control on terms and conditions (including without limitation geographic location) which in the aggregate are at least substantially comparable to the terms and conditions of employment prevailing with respect to Employee immediately preceding a Change of Control.

         "Continued Benefits" shall mean the benefits described in Section 7 hereof.

         "Demutualization" shall mean any transaction in which more than fifty (50%) of the assets of AMHC are (i) distributed or otherwise transferred to the members of AMHC or (ii) are offered to the members of AMHC.

         "Good Reason" shall mean the occurrence of both (i) a Change of Control without Employee being offered Comparable Employment and (ii) a Material Event.

         "Material Event" shall mean the occurrence of any one of the following events following a Change of Control without Employee's express written consent:

         (1) The assignment to Employee of duties substantially inconsistent with Employee's position, duties, responsibility or status with Employer or a substantial reduction of Employee's duties or responsibilities, as compared with Employee's duties or responsibilities prior to such reduction, or any removal of Employee from, or any failure to re-elect Employee to, the position Employee held at the time of such removal or failure to re-elect, except in connection with termination of employment for Cause; or

         (2) A reduction in the amount of Employee's Base Compensation, a material reduction in payments received by Employee under any bonus or incentive plans in which Employee participates or a material reduction in any other employee perquisites to which Employee is entitled; or

         (3) The relocation of Employee's principal office to a location more than thirty-five (35) miles from the location of such office immediately prior to such relocation; or

         (4) Any material breach by Employer of any of the provisions of this Agreement.

         "Notice of Termination" shall mean written notice of the termination of the employment of Employee.

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         "Person" shall mean an individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or government or any agency or political subdivision thereof.

         "Plans" shall mean, collectively, the AllHAmerUs Savings & Retirement Plan, the AllHAmerUs Supplemental Executive Retirement Plan, the AllHAmerUs Excess Benefit Plan, the Interim Benefit Supplement, any trust agreements related to the foregoing and any successor plans.

         "Severance Payment" shall mean the payment described in Section 6 hereof.

         "Termination Date" shall mean the date on which the employment of Employee with Employer terminates.

         "Transaction" shall mean any merger, consolidation, tender or exchange offer, dissolution, liquidation, sale or exchange of stock, business combination, sale or exchange of all or substantially all assets, demutualization or other similar transaction or combination of the foregoing by or between persons who were not under common control prior to such transaction.




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